Exhibit 99.1

PRESS RELEASE

Magic Software Reports Third Quarter 2021 Financial Results with Record-Breaking Revenues of $120.9 million - a 27.4% Year Over Year Increase

Operating income for the third quarter increased 9% year over year to $12.0 million; Non-GAAP operating income for the third quarter increased 14% year over year to a record-breaking $16.2 million

Or Yehuda, Israel, November 15, 2021 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of IT consulting services and end-to-end integration and application development platforms solutions, announced today its financial results for the third quarter and nine months ended September 30, 2021.

Summary Results for Third Quarter 2021 (USD in millions, except per share data)

	GAAP				Non-GAAP
	Q3 2021	Q3 2020	% Change		Q3 2021	Q3 2020	% Change
Revenues	$120.9	$94.9	27.4%		$120.9	$94.9	27.4%
Gross Profit	$32.6	$29.1	12.1%		$34.2	$30.7	11.2%
Gross Margin	27.0%	30.7%	(370	)bps	28.3%	32.4%	(410	)bps
Operating Income	$12.0	$11.0	9.2%		$16.2	$14.2	14.0%
Operating Margin	10.0%	11.6%	(160	)bps	13.4%	14.9%	(150	)bps
Net Income (*)	$7.5	$7.1	5.8%		$11.8	$9.5	24.5%
Diluted EPS	$0.15	$0.14	7.1%		$0.24	$0.19	26.3%

(*)	Attributable to Magic Software’s shareholders.

Financial Highlights for the Third Quarter Ended September 30, 2021

●	Revenues for the third quarter of 2021 increased 27.4% to $120.9 million compared to $94.9 million in the same period last year.

●	Operating income for the third quarter of 2021 increased 9.2% to $12.0 million compared to $11.0 million in the same period last year. The holidays of the Jewish month of Tishrei, which this year have entirely coincided with the third quarter (as opposed to spreading over the third and fourth quarters in the previous year) reduced T&M billable hours in our operations in Israel by approximately 7%, thus reducing our operating margin in the third quarter of 2021 by 1.1% (110 bps).

●	Non-GAAP operating income for the third quarter of 2021 increased 14.0% to $16.2 million compared to $14.2 million in the same period last year. The Holidays of the Jewish month of Tishrei, which this year have entirely coincided with the third quarter (as opposed to spreading over the third and fourth quarters in the previous year) reduced T&M billable hours in our operations in Israel by approximately 7%, thus reducing our operating margin in the third quarter of 2021 by 1.1% (110 bps).

●	Net income attributable to Magic Software’s shareholders for the third quarter of 2021 increased 5.8% to $7.5 million, or $0.15 per fully diluted share, compared to $7.1 million, or $0.14 per fully diluted share in the same period last year.

●	Non-GAAP net income attributable to Magic Software’s shareholders for the third quarter of 2021 increased 24.5% to $11.8 million, or $0.24 per fully diluted share, compared to $9.5 million, or $0.19 per fully diluted share, in the same period last year.

Summary Results for Nine-month Period Ended September 30, 2021 (USD in millions, except per share data)

	GAAP				Non-GAAP
	Nine months ended September 30,				Nine months ended September 30,
	2021	2020	% Change		2021	2020	% Change
Revenues	$347.3	$266.6	30.3%		$347.3	$266.6	30.3%
Gross Profit	$95.6	$78.7	21.5%		$100.3	$83.6	20.1%
Gross Margin	27.5%	29.5%	(200	)bps	28.9%	31.3%	(240	)bps
Operating Income	$37.0	$29.6	24.7%		$47.1	$37.4	25.9%
Operating Margin	10.6%	11.1%	(50	)bps	13.6%	14.0%	(40	)bps
Net Income (*)	$22.8	$18.7	22.2%		$33.4	$26.9	23.9%
Diluted EPS	$0.46	$0.38	21.1%		$0.68	$0.55	23.6%

(*)	Attributable to Magic Software’s shareholders.

Financial Highlights for the First Nine-Month Period Ended September 30, 2021

●	Revenues for the first nine months of 2021 increased 30.3% to $347.3 million compared to $266.6 million in the same period last year.

●	Operating income for the first nine months of 2021 increased 24.7% to $37.0 million compared to $29.6 million in the same period last year.

●	Non-GAAP operating income for the first nine months of 2021 increased 25.9% to $47.1 million compared to $37.4 million in the same period last year.

●	Net income attributable to Magic’s shareholders for the first nine months of 2021 increased 22.2% to $22.8 million, or $0.46 per fully diluted share, compared to $18.7 million, or $0.38 per fully diluted share in the same period last year.

●	Non-GAAP net income attributable to Magic’s shareholders for the first nine months of 2021 increased 23.9% to $33.4 million, or $0.68 per fully diluted share, compared to $26.9 million, or $0.55 per fully diluted share, in the same period last year.

●	Cash flow from operating activities for the first nine months of 2021 amounted to $34.2 million compared to $41.3 million in the same period last year.

●	Magic Software has increased its 2021 revenue guidance for the full year of 2021 to between $470 million to $475 million on a constant currency basis, reflecting annual growth of 26.6% to 28.0%, as compared to its prior range of $450 million to $460 million.

Guy Bernstein, Chief Executive Officer of Magic Software, said: “I am very pleased to report another record quarter which further adds to our strong 2021 momentum and allows us to enter into the fourth quarter with increased confidence.

During the first nine months of 2021 we reported double digit growth and all-time highs across all of our key indices (revenues, gross profit, operating income, EBITDA and net income) demonstrating our continued focus on the execution of our growth strategy as our customers increasingly engage us as a preferred partner for implementing fastest-growing technologies, such as digital, cloud, data and AI, creating significant value in managing, streamlining, accelerating and making their businesses thrive.”

Conference Call Details

Magic Software’s management will host a conference call on Monday, November 15, at 10:00 am Eastern Daylight Time (7:00 am Pacific Daylight Time, 17:00 Israel Daylight Time) to review and discuss Magic Software’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-888-642-5032

UK: 0-800-917-5108

ISRAEL: 03-918-0609

ALL OTHERS: +972-3-918-0609

For those unable to join the live call, a replay of the call will be available under the Investor Relations section of Magic Software’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to Magic Software’s shareholders and non-GAAP basic and diluted earnings per share.

Magic Software believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic Software’s financial condition and results of operations. Magic Software’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Magic Software urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the company’s business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

●	Amortization of purchased intangible assets and other related costs;

●	In-process research and development capitalization and amortization;

●	Equity-based compensation expenses;

●	Costs related to acquisition of new businesses;

●	The related tax, non-controlling interests and redeemable non-controlling interest’s effects of the above items;

●	Change in valuation of contingent consideration related to acquisitions;

●	Change in value of put options of redeemable non-controlling interests; and

●	Change in deferred tax assets on carry forward tax losses.

Reconciliation of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of end-to-end integration and application development platforms solutions and IT consulting services.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “look forward”, “expect,” “believe” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made based on management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2020 and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Asaf Berenstin | Chief Financial Officer
Magic Software Enterprises
ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
	Unaudited		Unaudited

Revenues	$120,870	$94,892	$347,323	$266,621
Cost of Revenues	88,244	65,794	251,704	187,914
Gross profit	32,626	29,098	95,619	78,707
Research and development, net	2,313	2,316	6,872	6,479
Selling, marketing and general and administrative expenses	18,264	15,749	51,796	42,607
Total operating costs and expenses	20,577	18,065	58,668	49,086
Operating income	12,049	11,033	36,951	29,621
Financial expenses (income), net	1,075	(589)	3,525	(1,207)
Income before taxes on income	10,974	10,444	33,426	28,414
Taxes on income	2,212	2,039	6,786	6,108
Net income	$8,762	$8,405	$26,640	$22,306
Net income attributable to redeemable non-controlling interests	(771)	(500)	(2,332)	(1,061)
Net income attributable to non-controlling interests	(494)	(820)	(1,488)	(2,570)
Net income attributable to Magic’s shareholders	$7,497	$7,085	$22,820	$18,675

Net earnings per share attributable to Magic’s shareholders:
Basic	$0.15	$0.15	$0.47	$0.38
Diluted	$0.15	$0.14	$0.46	$0.38

Weighted average number of shares used in computing net earnings per share
Basic	49,060	49,031	48,997	48,997
Diluted	49,107	49,049	49,046	49,046

MAGIC SOFTWARE ENTERPRISES LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
	Unaudited		Unaudited

GAAP gross profit	$32,626	$29,098	$95,619	$78,707
Amortization of capitalized software and acquired technology	1,394	1,284	4,244	3,965
Amortization of other intangible assets	156	353	466	889
Non-GAAP gross profit	$34,176	$30,735	$100,329	$83,561

GAAP operating income	$12,049	$11,033	$36,951	$29,621
Gross profit adjustments	1,550	1,637	4,710	4,854
Amortization of other intangible assets	1,737	1,757	5,040	4,335
Capitalization of software development	(723)	(784)	(2,345)	(2,474)
Acquisition related costs	745	538	1,232	1,039
Increase in valuation of contingent consideration related to acquisitions	660		678
Stock-based compensation	155	-	802	-
Non-GAAP operating income	$16,173	$14,181	$47,068	$37,375

GAAP net income attributable to Magic’s shareholders	$7,497	$7,085	$22,820	$18,675
Operating income adjustments	4,124	3,148	10,117	7,754
Amortization expenses attributed to non-controlling interests and redeemable non-controlling interests	(225)	(232)	(558)	(407)
Changes in unsettled fair value of contingent consideration related to acquisitions	505	454	1,673	1,602
Deferred taxes on the above items	(130)	(1,001)	(687)	(695)
Non-GAAP net income attributable to Magic’s shareholders	$11,771	$9,454	$33,365	$26,929

Non-GAAP basic net earnings per share	$0.24	$0.19	$0.68	$0.55
Weighted average number of shares used in computing basic net earnings per share	49,060	49,031	49,049	48,997

Non-GAAP diluted net earnings per share	$0.24	$0.19	$0.68	$0.55
Weighted average number of shares used in computing diluted net earnings per share	49,136	49,049	49,135	49,046

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share data)

	Three months ended				Nine months ended
	September 30,				September 30,
	2021		2020		2021		2020
	Unaudited		Unaudited		Unaudited		Unaudited

Revenues	$120,870	100%	$94,892	100%	$347,323	100%	$266,621	100%
Gross profit	34,176	28.3%	30,735	32.4%	100,329	28.9%	83,561	31.3%
Operating income	16,173	13.4%	14,181	14.9%	47,068	13.6%	37,375	14.0%
Net income attributable to Magic’s shareholders	11,771	9.7%	9,454	10.0%	33,365	9.6%	26,929	10.1%

Basic earnings per share	$0.24		$0.19		$0.68		$0.55
Diluted earnings per share	$0.24		$0.19		$0.68		$0.55

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	September 30,	December 31,
	2021	2020
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$97,164	$88,127
Short-term bank deposits	289	289
Marketable securities	1,168	1,238
Trade receivables, net	123,169	111,059
Other accounts receivable and prepaid expenses	11,021	10,513
Total current assets	232,811	211,226

LONG-TERM RECEIVABLES:
Severance pay fund	4,623	4,673
Deferred tax assets	4,182	6,397
Operating lease right-of-use assets	22,318	24,509
Other long-term receivables	3,112	3,211
Other long-term deposits	1,785	2,296
Total long-term receivables	36,020	41,086

PROPERTY AND EQUIPMENT, NET	5,725	5,988
IDENTIFIABLE INTANGIBLE ASSETS AND GOODWILL, NET	196,506	189,086
TOTAL ASSETS	$471,062	$447,386

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$15,347	$11,529
Trade payables	18,870	14,250
Accrued expenses and other accounts payable	43,494	41,846
Current maturities of operating lease liabilities	3,231	3,413
Liabilities due to acquisition activities	4,877	4,998
Deferred revenues and customer advances	9,820	8,793
Total current liabilities	95,639	84,829

NON-CURRENT LIABILITIES:
Long-term debt	27,741	13,352
Deferred tax liability	14,306	17,639
Long-term operating lease liabilities	19,680	21,109
Long-term liabilities due to acquisition activities	13,683	10,926
Accrued severance pay	5,493	5,545
Total non-current liabilities	80,903	68,571

REDEEMABLE NON-CONTROLLING INTERESTS	24,952	24,980

EQUITY:
Magic Software Enterprises equity	259,866	260,432
Non-controlling interests	9,702	8,574
Total equity	269,568	269,006

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$471,062	$447,386

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. Dollars in thousands

	For the Nine months ended
	September 30,
	2021	2020
	Unaudited	Unaudited

Cash flows from operating activities:

Net income	$26,640	$22,306
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,946	10,096
Stock-based compensation	802	-
Amortization of marketable securities premium and accretion of discount	70	57
Change in deferred taxes, net	(2,429)	(382)
Net change in operating assets and liabilities:
Decrease (increase) in trade receivables, net	(9,523)	5,919
Other long-term and short-term accounts receivable and prepaid expenses, net	775	158
Increase (decrease) in trade payables	3,074	(179)
Exchange rate of loans	(21)	(44)
Accrued expenses and other accounts payable, net	2,974	3,803
Increase (decrease) in deferred revenues	843	(401)
Net cash provided by operating activities	34,151	41,333

Cash flows from investing activities:

Capitalized software development costs	(2,345)	(2,474)
Purchase of property and equipment	(921)	(2,448)
Cash paid in conjunction with acquisitions, net of acquired cash	(8,685)	(16,534)
Proceeds from maturity and sale of marketable securities	-	5,429
Proceeds from short-term bank deposits	-	5,075
Investment in long-term bank deposits	(17)	-
Net cash used in investing activities	(11,968)	(10,952)

Cash flows from financing activities:

Proceeds from exercise of options by employees	41	229
Payments of deferred and contingent consideration related to acquistions	(4,694)	-
Dividend paid	(21,780)	(12,502)
Dividend paid to non-controlling interests	(871)	(6,408)
Dividend paid to redeemable non-controlling interests	(2,783)	(2,013)
Purchase of non-controlling interest	-	(18,016)
Short-term and long-term loans received	22,492	9,090
Repayment of short-term and long-term loans	(4,414)	(2,811)
Net cash used in financing activities	(12,009)	(32,431)

Effect of exchange rate changes on cash and cash equivalents	(1,137)	(470)
Increase (decrease) in cash and cash equivalents	9,037	(2,520)
Cash and cash equivalents at the beginning of the period	88,127	81,915
Cash and cash equivalents at end of the period	$97,164	$79,395